Indaptus Therapeutics, Inc.

3 Columbus Circle, 15th Floor

New York, NY 10019

March 25, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Indaptus Therapeutics, Inc.
Registration Statement on Form S-1
Post-Effective Amendment No. 1
File No. 333-230016

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Indaptus Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Commission (the “Commission”) consent to the withdrawal of the Post-Effective Amendment No. 1 (SEC Accession No. 0001493152-22-007380) to the Company’s Registration Statement on Form S-1 (File No. 333-230016), together with all exhibits filed therewith, filed on March 21, 2022 (the “Post-Effective Amendment”). The Post-Effective Amendment referenced and was inadvertently filed under the 1933 Act file number 333-230016. The Company re-filed the Post-Effective Amendment referencing and under the 1933 Act file number 333-259771 on March 22, 2022 (SEC Accession No. 0001493152-22-007456). The withdrawal is requested only for the Post-Effective Amendment and not with respect to any other filings made under the 1933 Act file number 333-230016. The Post-Effective Amendment has not been declared effective by the Commission and no securities have been sold under the Post-Effective Amendment.

Please direct any questions or comments regarding this correspondence to Gary Emmanuel of McDermott Will & Emery LLP at (212) 547-5541.

Thank you for your assistance in this matter.

Very truly yours,

INDAPTUS THERAPEUTICS, INC.

By:	/s/ Jeffrey A. Meckler
Name:	Jeffrey A. Meckler
Title:	Chief Executive Officer